Contact

www.linkedin.com/in/
heretoshakeshitup (LinkedIn)
www.redlabmarketing.com
(Company)

Top Skills

Social Media Strategy

Marketing Strategy

New Business Development

Honors-Awards

Phi Alpah Theta

Martinez Foundation Scholar

Dean's List

Mariana Padilla

CEO of The HACKERverse® ✳# Storyteller Extraordinaire ✳#
Advocate for women in cyber ✳# Latina Smasher of status quos
Highland Park, Illinois, United States

Summary

I'm Mariana and I'm here to shake sh*t up. After spending the early
part of my career in education and nonprofit, I started my own
marketing agency in 2020, I'm shaking sh*t up in cybersecurity.

The one common thread of my career is storytelling. No matter if
you're talking to middle schoolers, donors, an online audience, or
investors, the better you can tell a story the more successful you will
be.

I'm passionate about building companies of the future. What does
that mean? In my book it's places to work that are psychologically
safe, diverse and inclusive, and that understand that work and life
aren't the same.

I dislike being told "this is the way we've always done it" and value
brands, entrepreneurs, and investors that think outside the box.

Experience

HACKERverse®
Chief Executive Officer
January 2023 - Present (1 year 2 months)

The HACKERverse® is the esports platform and marketplace for
cybersecurity. Our World Hacker Games allow cybersecurity buyers to see
tools battle tested in real time while our automated demo marketplace fixes
the industry's sales problem by allowing ethical hackers and CISOs the ability
to kick the tires on tools they're considering on their own time and provides a
radically simple way to purchase needed software.

Red Lab Marketing
Founder and CEO
April 2020 - Present (3 years 11 months)
Chicago, Illinois, United States

Red Lab Marketing is a digital marketing agency that specializes in elevating the stories of purpose-driven businesses working to make the world a better place.

I believe in the power of empathy and connecting with others through digital design and a no B.S. approach.

KIKRR
1 year 7 months

CEO
November 2022 - January 2024 (1 year 3 months)

Co-Founder
July 2022 - November 2022 (5 months)
United States

Kikrr is the cybersecurity software sales platform of the future. Our innovative site gives vendors the opportunity to scale their demos, perform user testing at scale, reach new markets, and importantly, close more sales.

Our unique try-before-you buy experience also means that buyers can test products, determine which software best meets their needs, and best of all avoid those dreaded sales calls.

Interested in learning more? Send me a DM.

kikrr.co

Urban Farming Initiative
Co-Founder
July 2020 - September 2022 (2 years 3 months)
United States

The Urban Farming Initiative exists to turn unused commercial properties into thriving urban farms and community hubs. Our reproducible model for successful urban farms allows anyone, anywhere to start a successful urban farm. We're growing momentum for change and making impact at scale.

United Way of Greater Cincinnati
Community Impact Manager
December 2016 - August 2019 (2 years 9 months)
Cincinnati, OH

Education

University of Washington
Master's degree, Secondary Education and Teaching · (2008 - 2011)

Loyola University Chicago
Bachelor's degree, History · (2006 - 2007)

University of Missouri-Columbia
Journalism · (2004 - 2006)